March 21, 2025

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holding Ltd.
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

       Re: Everbright Digital Holding Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 14, 2025
           File No. 333-28191
Dear Leung Chun Yip:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 Filed March 14, 2025 Capitalization, page 50

1. Your description in the third bullet point of the introductory paragraph does not appear to include the additional shares issued in December 2024 listed in the second bullet point. Please expand the third bullet point disclosure and revise the number of ordinary shares outstanding on an as adjusted basis disclosed in your capitalization table to reflect these issued shares. Please also disclose the number of ordinary shares outstanding on a pro forma basis in your capitalization table.
 March 21, 2025
Page 2
Exhibits

2. The Consent of Independent Registered Public Accounting Firm included as Exhibit
       23.1 references their report dated June 27, 2024, except for Note 14, as to which the date is February 25, 2025. However, the audit report on page F-2 is dated February
       24, 2025 for Note 14. Please obtain and file an updated consent that references the correct report date.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yarona L. Yieh